FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes ____No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”) on supplemental agreement in relation to the strategic alliance agreement with Telefónica Internacional S.A., made by the Registrant in English on November 12, 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

ANNOUNCEMENT

Supplemental Agreement in relation to

the Strategic Alliance Agreement with Telefónica Internacional S.A.

As announced by the Company on 14 November 2005, the Company entered into the Strategic Alliance Agreement with Telefónica on 14 November 2005, pursuant to which the Company and Telefónica agreed, among other things, that Telefónica shall be entitled to nominate a certain number of representatives to the Board when its shareholding in the Company reaches a specified level. The Strategic Alliance Agreement shall only become effective upon the satisfaction of certain conditions. On 12 November 2006, the Company and Telefónica have entered the Supplemental Agreement in relation to the Strategic Alliance Agreement which re-defines the conditions upon which the Strategic Alliance Agreement will become effective and Telefónica’s right to nominate representatives to the Board. In the Supplemental Agreement, Telefónica agrees to continue to achieve beneficial ownership of the Company’s shares up to 9.9% in due time subject to applicable laws and regulations and obtaining the necessary approvals.

Strategic Alliance Agreement

The Company entered into the Strategic Alliance Agreement with Telefónica on 14 November 2005, pursuant to which the Company and Telefónica agreed, among other things, that Telefónica shall be entitled to nominate a certain number of representatives to the Board when its shareholding in the Company reaches a specified level. The Strategic Alliance Agreement shall only become effective upon the satisfaction of certain conditions. Descriptions of that agreement are set out in the Company’s announcement dated 14 November 2005.

Supplemental Agreement

In line with the wishes of the Company and Telefónica to strengthen their business co-operation and collaboration in various aspects of the telecommunications industry, the two parties have entered a Supplemental Agreement in relation to the Strategic Alliance Agreement which includes the following aspects:

Board representation

Telefónica shall be entitled to nominate in aggregate two representatives to the Board when its shareholding in the Company is between 5% to 14.9%. Telefónica currently has one representative on the Board.

Shareholding in the Company

Telefónica agrees to continue to achieve beneficial ownership of the Company’s shares up to 9.9% in due time subject to applicable laws and regulations and obtaining the necessary approvals.

Effectiveness of the Strategic Alliance Agreement and the Supplemental Agreement

Subject to the applicable laws and regulations, the Strategic Alliance Agreement and the Supplemental Agreement will become effective upon (a) all necessary approvals required by the Company and Telefónica to perform their obligations under the Supplemental Agreement and the Strategic Alliance Agreement having been obtained; and (b) none of the undertakings, representations and warranties set out in the Supplemental Agreement or the Strategic Alliance Agreement being untrue or incorrect in any material respect.

The Supplemental Agreement has been approved by directors of the Company who are not materially interested in that agreement including all of the independent non-executive directors.

The Strategic Alliance Agreement and the Supplemental Agreement may or may not become effective. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

Definitions

In this announcement, the following capitalised terms have the meanings as ascribed to them:

“Board”	the board of directors of the Company
“Company”

China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on The Stock Exchange of Hong Kong and whose ADSs are listed on the New York Stock Exchange

“Strategic Alliance Agreement”	the Strategic Alliance Agreement dated 14 November 2005 entered into between the Company and Telefónica
“Supplemental Agreement”	the Supplemental Agreement dated 12 November 2006 entered into between the Company and Telefónica in relation to the Strategic Alliance Agreement
“Telefónica”	Telefónica Internacional S.A., a company incorporated in Spain

For and on behalf of CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 12 November 2006

As at the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr. José María Álvavez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Miao Jianhua
By /s/ Mok Kam Wan

Name:	Miao Jianhua and Mok Kam Wan
Title:	Joint Company Secretaries

Date:	November 13, 2006